บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ. 257~~ 0107537000106

July 10, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

Re : Jasmine International Public Company Limited
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam :

With reference to your approval file No. 82-4876 dated October 2, 1998 with regard to the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for securities of Jasmine International Public Company Limited (the "Company"). In order to continue to claim this exemption, we furnish to the Commission the information required by the Rule 12g3-2(b). The following items are the information that were made public, filed with an exchange or distributed to security holders of the Company :

1. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (JAS-W2) (ADMS 30/07)
   Date : April 2, 2007
2. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)
   Date : April 2, 2007
3. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)
   Date : April 3, 2007
4. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)
   Date : April 4, 2007

dlw 7/16

5. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : April 5, 2007

6. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : April 9, 2007

7. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : April 10, 2007

8. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : April 11, 2007

9. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : April 12, 2007

10. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : April 17, 2007

11. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : April 18, 2007

12. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : April 19, 2007

13. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : April 20, 2007

14. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : April 23, 2007

15. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : April 24, 2007

16. Title : Jasmine International Public Company Limited Reports on the Shareholders'Resolutions

Date : April 25, 2007

17. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : April 25, 2007

18. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : April 26, 2007

19. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : April 27, 2007

20. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : April 30, 2007

21. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : May 2, 2007

22. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : May 3, 2007

23. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : May 4, 2007

24. Title : Jasmine International Public Company Limited Submits Its Reviewed Quarterly Financial Statements (ADMS 42/07)

Date : May 15, 2007

25. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : May 18, 2007

26. Title : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W) (ADMS 45/07)

Date : May 21, 2007

27. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : May 21, 2007

28. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : May 22, 2007

29. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : May 23, 2007

30. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : May 24, 2007

31. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : May 25, 2007

32. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : May 28, 2007

33. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : May 29, 2007

34. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : May 30, 2007

35. Title : Form the Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : June 1, 2007

36. Title : Form the Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : June 4, 2007

37. Title : Form the Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : June 5, 2007

38. Title : Form the Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : June 6, 2007

39. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : June 7, 2007

40. Title : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W2) (ADMS 46/07)

Date : June 8, 2007

41. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : June 8, 2007

42. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : June 11, 2007

43. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Share is for Financial Management Purposes (Form TS-3.2)

Date : June 12, 2007

44. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Share is for Financial Management Purposes (Form TS-3.2)

Date : June 13, 2007

45. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : June 14, 2007

46. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : June 15, 2007

47. Title : Jasmine International Public Company Limited Reports The Results of Warrant Conversion to Common Shares (ADMS47/07)

Date : June 18, 2007

48. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : June 18, 2007

49. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : June 19, 2007

50. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : June 20, 2007

51. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : June 21, 2007

52. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : June 22, 2007

53. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : June 25, 2007

54. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : June 26, 2007

55. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : June 27, 2007

56. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : June 28, 2007

57. Title : Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : June 29, 2007

In the event that any Questions should arise in connection with this matter, please contact me at Tel: (662) 502-3080 ; Fax: (662) 5023152 or E-Mail : vorasak.p@jasmine.com

Very truly yours,

Jasmine International Public Company Limited

By : ______________________

Name : Mr. Vorasak Pittawong

Title : Senior Vice President

Accounting & Finance Department

Enclosures

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http :// www.jasmine.com ทะเบียนเลขที่ บมจ. 257 0107537000106

ADMS 30/07

2 April, 2007

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES (JAS-W2)

As Jasmine International Public Company Limited ("the Company") has issued and offered warrants (JAS-W2) to purchase new shares to the existing shareholders. The holders of JAS-W2 can exercise his/her right to purchase the Company's common shares every three months during 8.30 hrs. to 15.30 hrs. on the 30th day of March, June, September and December of each year through the maturity date.

The exercise date in this time is on 30 March 2007, the holders of JAS-W2 can notify their intention to exercise during 16-29 March 2007 at the ratio of 1 right warrant into 1 common share at Baht 0.50 per share. The Company would like to report the results of warrant conversion to common shares as follows :-

- No warrant holder exercises his right -

After this conversion, there are 5,035,417,950 remaining warrants and the Company have a paid-up capital at Baht 8,319,907,163.-

Please be informed accordingly.

Yours sincerely,
Jasmine International Public Company Limited

(Mr. Somboon Patcharasopak)
Director

RECEIVED

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date April 2, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
2 April 2007	7,000,000	0.44	0.44	3,080,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 81,847,800 shares or equal to 0.984% of paid-up capital which is 36,171,273.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company seal

Sign ______________________ Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Jasmine International Public Company Limited
Date April 3, 2007

1. **Procedure for repurchasing shares**

   ☑ on the Stock Exchange of Thailand
   The due date of the share repurchase project September 14, 2007
   (This process of share repurchase must be completed within 6 months)

   ☐ General offer

2. **Share repurchasing for financial management purposes.**

   2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

   2.2 The results of share repurchase
   Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
3 April 2007	7,000,000	0.44	0.44	3,080,000.00

   2.3 Cumulative number of shares repurchased
   Cumulative number of shares repurchased to date (including item 2.2) 88,847,800 shares or equal to 1.068% of paid-up capital which is 39,251,273.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company seal

Sign ______________________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date April 4, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
4 April 2007	20,000,000	0.45	0.44	8,924,632.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 108,847,800 shares or equal to 1.308% of paid-up capital which is 48,175,905.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company's seal affixed

Sign ____________________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date April 5, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
5 April 2007	17,000,000	0.45	0.45	7,650,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 125,847,800 shares or equal to 1.513% of paid-up capital which is 55,825,905.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company seal affixed

Sign ______________________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date April 9, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand

The due date of the share repurchase project September 14, 2007

(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase

Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
9 April 2007	10,000,000	0.46	0.45	4,568,640.00

2.3 Cumulative number of shares repurchased

Cumulative number of shares repurchased to date (including item 2.2) 135,847,800 shares or equal to 1.633% of paid-up capital which is 60,394,545.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company's seal

Sign ____________

(Mr.Somboon Patcharasopak)

Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.

- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date April 10, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
10 April 2007	10,000,000	0.45	0.45	4,500,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 145,847,800 shares or equal to 1.753% of paid-up capital which is 64,894,545.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company's seal affixed

Sign (Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date April 11, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand

The due date of the share repurchase project September 14, 2007

(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase

Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
11 April 2007	3,016,500	0.45	0.45	1,357,425.00

2.3 Cumulative number of shares repurchased

Cumulative number of shares repurchased to date (including item 2.2) 148,864,300 shares or equal to 1.789% of paid-up capital which is 66,251,970.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company's seal affixed

Sign ______________________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.

- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Jasmine International Public Company Limited
Date April 12, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
12 April 2007	6,781,400	0.45	0.45	3,051,630.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 155,645,700 shares or equal to 1.871% of paid-up capital which is 69,303,600.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company's seal affixed

Sign ____________________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Jasmine International Public Company Limited
Date April 17, 2007

1. **Procedure for repurchasing shares**

   ☑ on the Stock Exchange of Thailand
   The due date of the share repurchase project September 14, 2007
   (This process of share repurchase must be completed within 6 months)

   ☐ General offer

2. **Share repurchasing for financial management purposes.**

   2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

   2.2 The results of share repurchase
   Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
17 April 2007	7,000,000	0.46	0.45	3,186,799.00

   2.3 Cumulative number of shares repurchased
   Cumulative number of shares repurchased to date (including item 2.2) 162,645,700 shares or equal to 1.955% of paid-up capital which is 72,490,399.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company seal affixed

Sign ______________________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date April 18, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand

The due date of the share repurchase project September 14, 2007

(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase

Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
18 April 2007	7,000,000	0.46	0.46	3,220,000.00

2.3 Cumulative number of shares repurchased

Cumulative number of shares repurchased to date (including item 2.2) 169,645,700 shares or equal to 2.039% of paid-up capital which is 75,710,399.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company seal (Jasmine International Public Company Limited)

Sign (signature)
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.

- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

RECEIVED

2007 JUL 15 A 7:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Jasmine International Public Company Limited
Date April 19, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
19 April 2007	7,000,000	0.45	0.45	3,150,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 176,645,700 shares or equal to 2.123% of paid-up capital which is 78,860,399.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company's seal affixed

Jasmine International Public Company Limited

Sign ______________________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Jasmine International Public Company Limited
Date April 20, 2007

1. **Procedure for repurchasing shares**

   ☑ on the Stock Exchange of Thailand
   The due date of the share repurchase project September 14, 2007
   (This process of share repurchase must be completed within 6 months)

   ☐ General offer

2. **Share repurchasing for financial management purposes.**

   2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

   2.2 The results of share repurchase
   Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
20 April 2007	2,490,000	0.45	0.45	1,120,500.00

   2.3 Cumulative number of shares repurchased
   Cumulative number of shares repurchased to date (including item 2.2) 179,135,700 shares or equal to 2.153% of paid-up capital which is 79,980,899.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company seal

Sign ____________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date April 23, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
23 April 2007	10,000,000	0.45	0.45	4,500,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 189,135,700 shares or equal to 2.273% of paid-up capital which is 84,480,899.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Com... seal af...

Sign ____________________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.

- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date April 24, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand

The due date of the share repurchase project September 14, 2007

(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase

Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
24 April 2007	6,610,300	0.45	0.45	2,974,635.00

2.3 Cumulative number of shares repurchased

Cumulative number of shares repurchased to date (including item 2.2) 195,746,000 shares or equal to 2.353% of paid-up capital which is 87,455,534.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company Seal Affixed

Sign ______________ Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

(Mr.Somboon Patcharasopak)

Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.

- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ. 257~~ 0107537000106

ADMS 36/07

25 April 2007

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED REPORTS ON THE SHAREHOLDERS'RESOLUTIONS

Jasmine International Public Company Limited ("the Company") would like to report on the resolutions made at the 2007 Annual General Meeting held on 25 April 2007. The details of the resolution are as follows:-

1. Certified the minutes made at the extraordinary general meeting of shareholders No. 1/2007 held on 15 February 2007. Details of vote were as follows:-

   The number of shares of the shareholders attending and having the right to vote in this agenda was 3,479,637,513 shares. There was no shareholder who did not have the right to vote in this agenda. Resolutions of the meeting were as follows:-

Resolution	Number of shares	% of total shares of the shareholders attending and having the right to vote
Agree	3,459,353,202	99.42
Disagree	0	0.00
Abstain	20,284,311	0.58

2. Acknowledged the annual report of the board of directors on the performance of the Company during the year 2006.

3. Approved the Company's financial statement and auditor's report for the fiscal year ended 31 December 2006. Details of vote were as follows:-

   The number of shares of the shareholders attending and having the right to vote in this agenda was 3,479,826,413 shares. There was no shareholder who did not have the right to vote in this agenda. Resolutions of the meeting were as follows:-

Resolution	Number of shares	% of total shares of the shareholders attending and having the right to vote
Agree	3,476,469,013	99.90
Disagree	0	0.00
Abstain	3,357,400	0.10

4. Approved the allocation of profit as legal reserve and the dividend for the year 2006 at the following details:-
   4.1 Approved the allotment of the Company's net profit gained as at the end of 2006 to be reserve fund according to law amounting to 5% of net profit which caused the total amount to be allotted to the reserve fund of Baht 11,808,931. And approved dividend payment for the year 2006 to 8,319,907,163 shareholders at 0.015 Baht per share or equal to 53% of net profit, total dividend payment at 124,798,607.44 Baht.

4.2 The closing date of the Company's share register and suspending of shares transfer for the reservation of rights to receive of dividend for the year 2006 was to be fixed on Wednesday the 4th of April 2007 at 12.00 a.m.

4.3 The date of dividend payment was to be fixed on Thursday the 24th of May 2007.

Details of vote were as follows:-
The number of shares of the shareholders attending and having the right to vote in this agenda was 3,480,126,413 shares. There was no shareholder who did not have the right to vote in this agenda. Resolutions of the meeting were as follows:-

Resolution	Number of shares	% of total shares of the shareholders attending and having the right to vote
Agree	3,480,126,413	100.00
Disagree	0	0.00
Abstain	0	0.00

5. Appointed the following persons as auditors for the year 2007.

Name-Surname		The Certified Public Accountant's License No.	Auditing Firm	
1. Mr. Supachai	Phanyawattano	3930	Ernst & Young	or
2. Ms.Thipawan	Nananuwat	3459	Ernst & Young	or
3. Ms. Siraporn	Ouaanunkun	3844	Ernst & Young	

The remuneration of the auditing fee for the year 2007 is not exceeding Baht 1,300,000. Details of vote were as follows:-
The number of shares of the shareholders attending and having the right to vote in this agenda was 3,480,126,413 shares. There was no shareholder who did not have the right to vote in this agenda. Resolutions of the meeting were as follows:-

Resolution	Number of shares	% of total shares of the shareholders attending and having the right to vote
Agree	3,480,126,413	100.00
Disagree	0	0.00
Abstain	0	0.00

6. Elected the directors to replace those who retired by rotation and fixed the directors' remuneration for the year 2007 at the following details:-

6.1 Approved the election of the directors to replace those who retired by rotation. The directors whose tenure has ended are Mr. Somsak Padhana-anek, Mr. Subhoj Sunyabhisithkul and Dr. Varapol Socatiyanurak. The shareholders' meeting passed the resolution to elect the three directors to resume their positions for another term.

Details of vote were as follows:-
The number of shares of the shareholders attending and having the right to vote in this agenda was 3,480,126,413 shares. There was no shareholder who did not have the right to vote in this agenda. Resolutions of the meeting were as follows:-

Directors' name/Position	Agree		Disagree		Abstain	
	Shares	%	Shares	%	Shares	%
1. Mr. Subhoj Sunyabhisithkul Director	3,479,648,781	99.99	0	0.00	477,632	0.01
2. Dr. Varapol Socatiyanurak Independent Director and Member of the Audit Committee	3,479,648,781	99.99	0	0.00	477,632	0.01
3. Mr. Somsak Padhana-anek Director	3,479,448,781	99.98	0	0.00	677,632	0.02

6.2 Fixed the directors' remuneration for the year 2007 at the amount of not exceeding 6,000,000 Baht.

Details of vote were as follows:-

The number of shares of the shareholders attending and having the right to vote in this agenda was 3,480,126,413 shares. There was no shareholder who did not have the right to vote in this agenda. Resolutions of the meeting were as follows:-

Resolution	Number of shares	% of total shares of the shareholders attending and having the right to vote
Agree	3,416,637,291	98.18
Disagree	0	0.00
Abstain	63,489,122	1.82

Please be informed accordingly.

Yours sincerely,

Jasmine International Public Company Limited

(Mr. Somboon Patcharasopak)

Director

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date April 25, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand

The due date of the share repurchase project September 14, 2007

(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase

Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
25 April 2007	10,000,000	0.45	0.45	4,500,000.00

2.3 Cumulative number of shares repurchased

Cumulative number of shares repurchased to date (including item 2.2) 205,746,000 shares or equal to 2.473% of paid-up capital which is 91,955,534.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company's seal affixed

Sign ______________________

(Mr.Somboon Patcharasopak)

Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.

- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date April 26, 2007

1. **Procedure for repurchasing shares**
   ☑ on the Stock Exchange of Thailand
   The due date of the share repurchase project September 14, 2007
   (This process of share repurchase must be completed within 6 months)
   ☐ General offer

2. **Share repurchasing for financial management purposes.**
   2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.
   2.2 The results of share repurchase
   Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
26 April 2007	7,000,000	0.45	0.45	3,150,000.00

   2.3 Cumulative number of shares repurchased
   Cumulative number of shares repurchased to date (including item 2.2) 212,746,000 shares or equal to 2.557% of paid-up capital which is 95,105,534.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company's seal

Sign ______________________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date April 27, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)
☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
27 April 2007	10,000,000	0.45	0.44	4,470,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 222,746,000 shares or equal to 2.677% of paid-up capital which is 99,575,534.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company's seal affixed

Sign ____________________ Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date April 30, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
30 April 2007	10,000,000	0.44	0.44	4,400,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 232,746,000 shares or equal to 2.797% of paid-up capital which is 103,975,534.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Jasmine International Public Company Limited

Sign ______________________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Jasmine International Public Company Limited
Date May 2, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)
☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
2 May 2007	14,000,000	0.44	0.44	6,160,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 246,746,000 shares or equal to 2.966% of paid-up capital which is 110,135,534.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Jasmine International Public Company Limited

Sign ______________________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date May 3, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
3 May 2007	7,000,000	0.44	0.44	3,080,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 253,746,000 shares or equal to 3.050% of paid-up capital which is 113,215,534.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ____________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date May 4, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
4 May 2007	10,000,000	0.45	0.44	4,446,685.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 263,746,000 shares or equal to 3.170% of paid-up capital which is 117,662,219.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ______________________
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ.257~~ 0107537000196

ADMS 42/07

May 15, 2007

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
SUBMITS ITS REVIEWD QUARTERLY FINANCIAL STATEMENTS

Jasmine International Public Company Limited ("the Company") would like to submit its reviewed financial statements for the first quarter of 2007, ending March 31, 2007. These financial statements have been
(✓) reviewed by the Company's Audit Committee at the meeting No. 2/2007 held on May 15, 2007
(✓) approved by the Company's Board of Directors at the meeting No.3/2007 held on Mar 15, 2007

In addition, stated below is the report on the Company's operation results;

For the first quarter of 2007, the Company and its subsidiaries had net profit in total 2 million Baht, decreased by 433 million Baht or 99.6% comparing with the same period of the year 2006, which represented the net profit in total 435 million Baht. The explanation is as follows:

1. The Company and its subsidiaries generated the operating profit in total 118 million Baht, decreased by 116 million Baht or 49.5% comparing with the amount 234 million Baht operating profit in the year 2006. The contribution of the operating profit comprised of;

1.1	Jasmine Submarine Telecommunications Co.,Ltd and its subsidiaries	95	million Baht
1.2	Acumen Co.,Ltd and its subsidiaries	22	million Baht
1.3	Jasmine Telecom Systems PCL. and its subsidiaries	4	million Baht
1.4	Others	(3)	million Baht
	Total	118	million Baht

The decrease in the operating profit was mainly from (1) the reduction of Acumen Co.,Ltd and its subsidiaries in amount of 81 million Baht comparing with 103 million Baht operating profit in the year 2006, caused by the termination of concession in mid of year 2006 and (2) the reduction of Jasmine Telecom Systems PCL and its subsidiaries in amount of 60 million Baht comparing with 64 million Baht operating profit in the year 2006.

2. The Company and its subsidiaries recorded 32 million Baht gain from exchange rate, decreasing by 91 million Baht from the year 2006, which recorded 123 million baht gain, caused by the appreciation of Baht currency against the USD currency.

3. The Company and its subsidiaries shared loss from associated companies in amount of 148 million Baht, decreased by 215 million Baht or 320.9% from the year 2006, which recorded the 67 million Baht gain. This reduction was mainly from the loss of TT&T PCL.

4. The Company and its subsidiaries has changed the accounting policy, commencing from Jan 1, 2007 onward, for recording the investments in its subsidiaries and associated companies from Equity method to Cost method and restated the financial statement of the year 2006 for comparison purpose and to be in compliance with the accounting standard No.44 "Consolidated Financial Statements" and accounting standard No.45 "Accounting for Investments in Subsidiaries". The change in accounting policy do effect to the company only financial statement are explained as follow:

4.1 Net profit showed in the company Separate financial statement, 1,806 million Baht, does not equal to the amount showed in consolidated financial statement which is 2 million Baht.
4.2 Investment in subsidiaries and associated companies decreased by 2,979 million Baht from 9,175 million Bath under Equity method to 6,196 million Baht under Cost method.
4.3 Unappropriated retained earnings decreased by 2,925 million Baht from 1,607 million Baht retained earning under Equity method to 1,318 million Baht retained loss under Cost method.
4.4 Shareholders' equity decreased by 2,979 million Baht from 8,332 million Baht under Equity method to 5,353 million Baht under Cost method.

However, the change in accounting policy does not effect the consolidated financial statement and business fundamental.

Please be informed accordingly

Yours sincerely,
Jasmine International Public Company Limited

(Mr. Somboon Patcharasopak)
Director

Report: Reviewed Quarterly Financial Statements
Name JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED

Reviewed (In thousands)
Ending 31 March

The Consolidated Financial Statement

Year	Quarter 1 2007	Quarter 1 2006
Net profit (loss)	1,885	434,524
EPS (baht)	0.0002	0.0522

The Company Financial Statement

Year	Quarter 1 2007	Quarter 1 2006
Net profit (loss)	1,806,233	(16,309)
EPS (baht)	0.2173	(0.002)

Type of report:
Unqualified Opinion with an emphasis of matters

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ______________________
(Mr. Somboon Patcharasopak)
Position Director
Authorized to sign on behalf of the company

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date May 18, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
18 May 2007	15,000,000	0.45	0.43	6,639,400.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 278,746,000 shares or equal to 3.350% of paid-up capital which is 124,301,619.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ____________________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director ... Secretary ... are authorized ... the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL: http://www.jasmine.com ทะเบียนเลขที่ ~~บมจ. 257~~ 0107537000106

ADMS 45/07

May 21, 2007

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform you the information regarding the Exercise of 1,156,173,100 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on June 1-14, 2007.
2. The Exercise Date is on June 15, 2007.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.334 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited".

Please be informed accordingly.

Yours sincerely,
Jasmine International Public Company Limited

(Mr. Somboon Patcharasopak)
Director

Copy to The Stock Exchange of Thailand

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date May 21, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
21 May 2007	9,673,700	0.44	0.44	4,256,428.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 288,419,700 shares or equal to 3.467% of paid-up capital which is 128,558,047.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ____________________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note:
- In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date May 22, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
22 May 2007	7,000,000	0.44	0.44	3,080,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 295,419,700 shares or equal to 3.551% of paid-up capital which is 131,638,047.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ____________________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date May 23, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
23 May 2007	7,000,000	0.44	0.44	3,080,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 302,419,700 shares or equal to 3.635% of paid-up capital which is 134,718,047.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Jasmine International Public Company Limited

Sign ____________________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Corporate Secretary or any Agent who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date May 24, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
24 May 2007	7,000,000	0.44	0.44	3,080,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 309,419,700 shares or equal to 3.719% of paid-up capital which is 137,798,047.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ______________________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date May 25, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand

The due date of the share repurchase project September 14, 2007

(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase

Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
25 May 2007	7,000,000	0.44	0.44	3,080,000.00

2.3 Cumulative number of shares repurchased

Cumulative number of shares repurchased to date (including item 2.2) 316,419,700 shares or equal to 3.803% of paid-up capital which is 140,878,047.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company's seal affixed

Sign ____________________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date May 28, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand

The due date of the share repurchase project September 14, 2007

(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase

Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
28 May 2007	4,703,400	0.44	0.44	2,069,496.00

2.3 Cumulative number of shares repurchased

Cumulative number of shares repurchased to date (including item 2.2) 321,123,100 shares or equal to 3.860% of paid-up capital which is 142,947,543.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ______________________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director [illegible] Secretary [illegible] are authorized [illegible] the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.

- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date May 29, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
29 May 2007	4,514,500	0.44	0.44	1,986,380.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 325,637,600 shares or equal to 3.914% of paid-up capital which is 144,933,923.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Com… 's seal a…

Sign ____________________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note:
- In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Jasmine International Public Company Limited
Date May 30, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand

The due date of the share repurchase project September 14, 2007

(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase

Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
30 May 2007	6,020,400	0.44	0.44	2,648,976.00

2.3 Cumulative number of shares repurchased

Cumulative number of shares repurchased to date (including item 2.2) 331,658,000 shares or equal to 3.986% of paid-up capital which is 147,582,899.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ____________________
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Jasmine International Public Company Limited
Date June 1, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
1 June 2007	24,391,500	0.45	0.44	10,932,260.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 356,049,500 shares or equal to 4.279% of paid-up capital which is 158,515,159.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ______________________
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date June 4, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand

The due date of the share repurchase project September 14, 2007

(This process of share repurchase must be completed within 6 months)

☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase

Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
4 June 2007	11,316,900	0.46	0.46	5,205,774.00

2.3 Cumulative number of shares repurchased

Cumulative number of shares repurchased to date (including item 2.2) 367,366,400 shares or equal to 4.416% of paid-up capital which is 163,720,933.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ________________
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date June 5, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
5 June 2007	12,000,000	0.47	0.46	5,570,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 379,366,400 shares or equal to 4.560% of paid-up capital which is 169,290,933.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ____________________
(Mr.Somboon Patcharasopak)
Position Director

Note:
- In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date June 6, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
6 June 2007	7,000,000	0.48	0.47	3,300,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 386,366,400 shares or equal to 4.644% of paid-up capital which is 172,590,933.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ____________________
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date June 7, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
7 June 2007	10,000,000	0.48	0.48	4,800,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 396,366,400 shares or equal to 4.764% of paid-up capital which is 177,390,933.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ______________________
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ.257~~ 0107537000106

ADMS 46/07

June 8, 2007

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W2)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited (the "Company") would like to inform you the information regarding the Exercise of 5,035,417,950 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on June 16-29, 2007.
2. The Exercise Date is on July 2, 2007.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.50 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited"

Please be informed accordingly.

Yours sincerely,
Jasmine International Public Company Limited

(Mr. Somboon Patcharasopak)
Director

Copy to The Stock Exchange of Thailand

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date June 8, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand

The due date of the share repurchase project September 14, 2007

(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase

Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
8 June 2007	17,133,600	0.50	0.48	8,415,006.00

2.3 Cumulative number of shares repurchased

Cumulative number of shares repurchased to date (including item 2.2) 413,500,000 shares or equal to 4.970% of paid-up capital which is 185,805,939.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Jasmine International Public Company Limited

Sign ____________________
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.

- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date June 11, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand

The due date of the share repurchase project September 14, 2007

(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase

Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
11 June 2007	15,000,000	0.50	0.49	7,410,000.00

2.3 Cumulative number of shares repurchased

Cumulative number of shares repurchased to date (including item 2.2) 428,500,000 shares or equal to 5.150% of paid-up capital which is 193,215,939.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ______________________
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.

- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date June 12, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)
☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
12 June 2007	7,000,000	0.49	0.49	3,430,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 435,500,000 shares or equal to 5.234% of paid-up capital which is 196,645,939.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ______________
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date June 13, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
13 June 2007	5,163,400	0.46	0.45	2,363,530.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 440,663,400 shares or equal to 5.296% of paid-up capital which is 199,009,469.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ______________________
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date June 14, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
14 June 2007	4,000,000	0.46	0.46	1,840,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 444,663,400 shares or equal to 5.345% of paid-up capital which is 200,849,469.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ____________________
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Jasmine International Public Company Limited
Date June 15, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)
☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
15 June 2007	2,536,600	0.47	0.46	1,190,650.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 447,200,000 shares or equal to 5.375% of paid-up capital which is 202,040,119.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Jasmine International Public Company Limited (seal)

Sign ____________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any person who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ.257~~ 0107537000106

ADMS 47/07

18 June, 2007

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES

As Jasmine International Public Company Limited ("the Company") has issued and offered warrants to purchase new shares to the existing shareholders and the directors and/or employees of the Company and its subsidiaries, the Company would like to report the results of warrant conversion to common shares as follows :-

1) Warrants offered to the existing shareholders (JAS-W)

The Company has set the date for converting the Company's warrants at the ratio of 1 right warrant into 1 common share at Baht 0.334 per share. Date to notify the intention to exercise is 1-14 June 2006. The exercise date is on 15 June 2006. The results of the conversion are as follows:

- No warrant holder exercises his right -

After this conversion, there are 1,156,173,100 remaining warrants.

2) Warrants offered to directors and/or employees of the Company and its subsidiaries (ESOP)

The exercise date is on 15 June 2006, date to notify the intention to exercise is 1-14 June 2006. The ratio to exercise for every warrant class is 1 warrant unit per 1 common share at the following exercise prices.

Warrant Class	*Issue No.*	*Exercise Price per share (Baht)*
1	3	0.668
2	5	1.212
	6	1.616
	7	1.334
	8	1.778
	9	1.467
	10	1.956

The Company would like to report the results of the conversion as follows :-

- No warrant holder exercises his right -

After this conversion, there will be remaining warrants as follows :-

Warrant Class	*Issue No.*	*Remaining warrants after exercise date (Units)**
1	3	18,965,130
2	5	9,159,720
	6	6,926,660
	7	9,159,720
	8	6,926,660
	9	9,315,370
	10	6,926,690

Remark * *Calculated from total number of warrants of the project subtract with exercised warrants and the expired warrants.*

Presently the Company have a paid-up capital at the amount of 8,319,907,163.- Baht.

Please be informed accordingly.

Yours sincerely,
Jasmine International Public Company Limited

(Mr. Somboon Patcharasopak)
Director

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date June 18, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand

The due date of the share repurchase project September 14, 2007

(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase

Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
18 June 2007	1,600,100	0.50	0.47	797,047.00

2.3 Cumulative number of shares repurchased

Cumulative number of shares repurchased to date (including item 2.2) 448,800,100 shares or equal to 5.394% of paid-up capital which is 202,837,166.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ____________________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director and Company Secretary ...

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.

- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date June 19, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
19 June 2007	4,000,000	0.49	0.49	1,960,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 452,800,100 shares or equal to 5.442% of paid-up capital which is 204,797,166.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ____________
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Jasmine International Public Company Limited
Date June 20, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand

The due date of the share repurchase project September 14, 2007

(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase

Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
20 June 2007	1,800,000	0.48	0.48	864,000.00

2.3 Cumulative number of shares repurchased

Cumulative number of shares repurchased to date (including item 2.2) 454,600,100 shares or equal to 5.464% of paid-up capital which is 205,661,166.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ______________________
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.

- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date June 21, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand ·

The due date of the share repurchase project September 14, 2007

(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase

Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
21 June 2007	3,000,000	0.49	0.49	1,470,000.00

2.3 Cumulative number of shares repurchased

Cumulative number of shares repurchased to date (including item 2.2) 457,600,100 shares or equal to 5.500% of paid-up capital which is 207,131,166.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Jasmine International Public Company Limited

Sign ______________

(Mr.Somboon Patcharasopak)

Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.

- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date June 22, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
22 June 2007	2,514,100	0.49	0.49	1,231,909.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 460,114,200 shares or equal to 5.530% of paid-up capital which is 208,363,075.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ____________
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date June 25, 2007

1. **Procedure for repurchasing shares**

   ☑ on the Stock Exchange of Thailand

   The due date of the share repurchase project September 14, 2007

   (This process of share repurchase must be completed within 6 months)

   ☐ General offer

2. **Share repurchasing for financial management purposes.**

   2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

   2.2 The results of share repurchase

   Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
25 June 2007	3,885,800	0.49	0.49	1,904,042.00

   2.3 Cumulative number of shares repurchased

   Cumulative number of shares repurchased to date (including item 2.2) 464,000,000 shares or equal to 5.577% of paid-up capital which is 210,267,117.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ____________________
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.

- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date June 26, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)
☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
26 June 2007	3,000,000	0.48	0.48	1,440,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 467,000,000 shares or equal to 5.613% of paid-up capital which is 211,707,117.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Jasmine International Public Company Limited

Sign ____________________
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date June 27, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
27 June 2007	4,000,000	0.48	0.48	1,920,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 471,000,000 shares or equal to 5.661% of paid-up capital which is 213,627,117.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ______________________
(Mr.Somboon Patcharasopak)
Position Director

Note:
- In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date June 28, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
28 June 2007	4,000,000	0.48	0.48	1,920,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 475,000,000 shares or equal to 5.709% of paid-up capital which is 215,547,117.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ____________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date June 29, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
29 June 2007	5,000,000	0.48	0.48	2,400,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 480,000,000 shares or equal to 5.769% of paid-up capital which is 217,947,117.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ______________________
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.

- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

END